Exhibit 21

LIST OF SUBSIDIARIES

1. Stevia Asia Limited, a company incorporated under the companies ordinance of Hong Kong

2. Stevia Technew Limited, a company incorporated under the companies ordinance of Hong Kong

3. Stevia Ventures International Ltd., a corporation organized under the laws of the British Virgin Islands

4. Real Hemp LLC, an Indiana limited liability company

5. C Brands Pte Ltd, a company incorporated under the laws of Singapore